1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

October 2, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 384

Dear Ms. Cole:

This letter responds to your comment with respect to post-effective amendment (“PEA”) number 384 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI Emerging Markets Horizon ETF (the “Fund”), a series of the Company.

The comment was provided in a telephone conversation on September 4, 2014. For your convenience, your comment is summarized below and is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The response below has been provided to us by officers of the Company.

Comment 1: The principal risks section of the prospectus refers to Asian Economic Risk, European Economic Risk and U.S. Economic Risk. Please consider whether there is sufficient information in the strategy section about those investments.

Response: The Company respectfully notes that Fund’s principal investment strategies section lists the 16 countries represented in the Fund’s Underlying Index, among which are Asian countries, European countries, and countries with significant trading activity with Asian countries, European countries and with the United States. The Company believes that this disclosure is sufficient to indicate that the Fund is exposed to Asian Economic Risk, European Economic Risk and U.S. Economic Risk.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Michael Gung
Katherine Drury